Exhibit 99.1

Yatra Doubles Down on Corporate Travel with the Acquisition of Globe Travels, Solidifying its Leadership Position.

Gurugram, India and New York, September 3, 2024: Yatra Online, Inc. (the “Company” or “Yatra”) (NASDAQ: YTRA) India’s largest corporate travel services provider and one of India’s leading online travel companies, announced that it has entered into a definitive agreement, through its subsidiary, Yatra Online Limited, to acquire 100% of Globe All India Services Limited (Globe Travels), a premier Corporate Travel Services provider for INR 1280 million (~USD 15.25 million) in cash.

Through this acquisition Yatra will gain Globe Travels’ portfolio of approximately 360 corporate customers and annual gross bookings of approximately USD 90 million. This strategic acquisition is expected to further solidify Yatra’s position as the leader in the corporate travel sector and marks a significant expansion of its corporate customer footprint in India. The transaction is expected to close within three months of the signing of the agreement, subject to certain closing actions and satisfaction of the conditions precedent as specified in the agreement.

Key Highlights:

●	Expanded Reach and Market Share: Yatra adds approximately 360 Globe customers to its current base of over 850 corporate clients through this acquisition, significantly expanding its leadership position and market share in the Corporate Travel segment in India. This increased customer base is also expected to enhance Yatra’s positioning with suppliers, allowing the Company to secure more favorable terms and deliver greater value to its clients.
●	Corporate Travel and MICE Expertise: Globe Travels is recognized for its robust capabilities in Meetings, Incentives, Conferences, and Exhibitions (MICE). Adding Globe Travels’ strong capabilities to Yatra’s recent organic MICE expansion will make Yatra one of the largest players in India in this fast-growing segment.
●	Minimal Customer Base Overlap and High Cross Sell Potential: Yatra gains access to a new and diverse set of clients through this acquisition with minimal overlap in the corporate customer base thereby further diversifying its client portfolio across industries. This acquisition is expected to enable Yatra to leverage cross-selling opportunities for hotels and its expense management platform, and provide comprehensive travel solutions tailored to the unique needs of these customers.
●	Synergistic Benefits: With annual gross bookings of USD 90 million and Adjusted EBITDA margins of over 20%, this acquisition is expected to be immediately accretive to Yatra’s financials, with further potential for margin expansion as synergies are realized. Given that the majority of Globe Travel’s business is currently offline, this acquisition presents a strategic opportunity to integrate Yatra’s Corporate Self Booking Platform in to Globe Travel’s customer base, thereby enhancing synergies and driving further value creation. Moreover, Globe Travel’s corporate clients are expected to benefit from increased efficiencies and reduced costs through Yatra’s digital platform.

Comments from Leadership:

Dhruv Shringi, co-founder and CEO of Yatra, stated, “We are thrilled to welcome Globe Travels to the Yatra family. This acquisition aligns with our strategy to deepen our presence in key verticals and markets while further strengthening our corporate travel and MICE capabilities. Globe Travels’ expertise in corporate travel and MICE and outstanding service record complement Yatra’s existing offerings, allowing us to provide an even more comprehensive and tailored travel experience to our clients across India.”

About Yatra Online Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, India’s leading corporate travel services provider with over 850 corporate customers and one of India’s leading online travel companies. The Company provides information, pricing, availability and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. With approximately 108K hotels and homestays contracted in approximately 1,500 cities across India, as well as approximately 2 million hotels around the world, the Company is India’s largest platform for domestic hotels.

About Globe Travels

Globe Travels is a respected corporate travel services provider, recognized for its expertise in managing corporate travel and MICE. Globe Travels serves approximately 360 corporate clients and has established itself as a trusted partner in the travel industry with significant annual gross bookings.

Safe Harbor Statement

This release contains certain statements concerning our future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the benefits of the Globe All India Services Limited acquisition and our ability to close the acquisition. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia and the evolving events in Israel, Gaza and the Middle East), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement; and Yatra India’s ability to obtain the required consents and approvals for implementing the Composite Scheme of Amalgamation of Yatra India and its subsidiaries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com